SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

MarketWise, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
57064P107
(CUSIP Number)

Frank Porter Stansberry
1001 Cathedral Street, Fourth Floor
Baltimore, MD 21201
(888) 610-8895
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064P107

1	NAMES OF REPORTING PERSONS
Frank Porter Stansberry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
60,817,864

	8	SHARED VOTING POWER
NONE

	9	SOLE DISPOSITIVE POWER
60,817,864

	10	SHARED DISPOSITIVE POWER
NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,817,864

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
60.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 9, 2022, as amended on January 20, 2023, March 14, 2023, May 3, 2023, August 15, 2023, August 30, 2023, September 8, 2023 and October 19, 2023 (the “Filing”), by the Reporting Person relating to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of MarketWise, Inc. (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 4.	Purpose of Transaction.

Item 4 of the Filing is hereby amended and supplemented as follows:

On July 3, 2024, the Reporting Person and the Issuer reached agreement on the terms set forth in a draft non-binding term sheet (the “Non-Binding Term Sheet”) for the sale by the Reporting Person of 100% of the issued and outstanding membership interests of Porter & Company, LLC (the “Target”) to the Issuer, at a purchase price of $40 million, subject to adjustment (the “Purchase Price”). The Non-Binding Term Sheet does not create any obligation on the part of any party. The Purchase Price set forth in the Non-Binding Term Sheet assumes a target level of net working capital equal to the average balance for the twelve months ending at the closing of the proposed transaction (the “Closing”) and will be adjusted for the difference between the actual net working capital at Closing and such target working capital amount, with any such adjustment paid on the 90th day after the Closing.

The Non-Binding Term Sheet contemplates that the Purchase Price will be paid as follows: at the Closing, the Issuer will pay $10 million of the Purchase Price in cash to the Reporting Person (the “Closing Consideration”) and the Issuer will issue to the Reporting Person a secured promissory note (the “Promissory Note”) representing the remaining $30 million of the Purchase Price (the “Deferred Consideration”). The principal amount of the Promissory Note will bear interest at a rate equal to the applicable federal rate (AFR) (as determined on the date of the Closing and each anniversary thereof) and will be payable in equal $10 million installments on the first and second anniversaries of the Closing, with the remaining principal and accrued interest to be repaid in full on the third anniversary of the Closing. The Non-Binding Term Sheet further provides that, subject to negotiation with the Issuer’s existing lenders, the Promissory Note will be secured by the Target’s assets, including its brand names, copyright content, website addresses, subscriber lists, and other intangible assets.

The Non-Binding Term Sheet also contemplates that, at the Closing, the Issuer will enter into a license and noncompetition agreement (the “License and Noncompetition Agreement”) with the Reporting Person, pursuant to which, among other things, the Issuer will obtain a license to use the Reporting Person’s name and likeness in connection with the Target’s business, and the Reporting Person will agree to be subject to certain restrictive covenants including non-competition, non-solicitation, and non-disparagement covenants, in each case for a period of up to five years after the Closing. The License and Noncompetition Agreement will terminate before such five-year anniversary in the event of a change of control of the Issuer or Target after the Closing or in the event that an installment of the Deferred Consideration is not paid within 30 days of the due date.

Any definitive agreement relating to the transaction described in the Non-Binding Term Sheet would include such representations and warranties, covenants, and conditions as are customarily included in an agreement for the sale and purchase of a business of a similar size and nature as the Target. The Non-Binding Term Sheet also contemplates post-closing indemnification to be made by the Reporting Person in favor of the Issuer for certain breaches of representations and warranties, subject to certain thresholds and caps.

The Non-Binding Term Sheet is non-binding and the entry into of any definitive agreement with respect to a transaction remains subject to the satisfactory completion of due diligence by both parties and the negotiation and execution of a definitive agreement with respect to the proposed transaction on terms mutually acceptable to each party. In addition, prior to entering into definitive agreements for the contemplated transaction, the transaction must be approved by a special committee of independent and disinterested directors of the Issuer.

No assurances can be given that any agreement with the Issuer relating to the Issuer’s proposed acquisition of the Target will be entered into or be consummated. The Non-Binding Term Sheet provides that no binding obligation on the part of the Issuer or the Reporting Person shall arise with respect to the proposed transaction unless and until definitive documentation has been executed and delivered. As the parties continue to negotiate the terms of a potential transaction, it is possible that, through these negotiations, the proposed terms of the transaction may change, including as a result of the ongoing diligence efforts of both parties, market conditions and other factors. There can be no guarantee that the parties will ever reach a definitive agreement with respect to the proposed transaction and either party may determine to abandon the proposed transaction at any time for any reason, including the parties’ respective beliefs regarding the preferability of the proposed transaction to other alternatives that may be available to them, as well as other factors.

The foregoing description of the Non-Binding Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Binding Term Sheet, which is filed as Exhibit 99.9, and is incorporated herein by reference.

Except as set forth above, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change his plans at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Filing is amended and restated in its entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Class A Common Stock by the Reporting Person is incorporated by reference into this Item 5.

(a)-(b) The Reporting Person is the beneficial owner of 60,817,864 shares of Class A Common Stock, constituting approximately 60.3% of the class outstanding. Specifically, the Reporting Person is the holder of record of 2,991,467 shares of Class A Common Stock purchased in open market transactions and acquired pursuant to the redemption of Common Units of MarketWise, LLC and 73,209 shares of Class A Common Stock acquired upon the vesting of restricted stock units. Additionally, the Reporting Person has the right to acquire 57,753,188 shares of Class A Common Stock, consisting of (i) 55,186,545 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held of record by the Reporting Person and (ii) 2,566,643 shares of Class A Common Stock underlying Common Units of MarketWise, LLC held by a limited liability company over which the Reporting Person has beneficial ownership.

The foregoing percentage is based on (i) 43,173,283 shares of Class A Common Stock outstanding as of May 10, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 15, 2024, and (ii) in accordance with Rule 13d-3(d)(1)(i), the 57,753,188 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by the Reporting Person only.

As previously disclosed, the Reporting Person and Monument & Cathedral Holdings, LLC and its affiliates may be deemed to be a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”) as a result of (i) an informal agreement to act together to pursue changes at the Issuer, including the appointment of the Reporting Person as Chairman of the Board and Chief Executive Officer and the departure of certain directors and officers; increased dividend payments to shareholders; and an internal review of current operations with the intent to enhance alignment, improve efficiency, and increase cash flow and intrinsic value of the business, and (ii) the fact that Monument & Cathedral Holdings LLC and its affiliates gave the Reporting Person their proxy in the event that shareholder votes would be necessary to achieve such goals. According to a Schedule 13D filed by Monument & Cathedral Holdings, LLC on September 14, 2023, Monument & Cathedral Holdings, LLC and its affiliates beneficially own 119,118,544 shares of Class A Common Stock, constituting approximately 76% of the class outstanding as of the date of such filing. The group therefore may be deemed to beneficially own 179,936,408 shares of Class A Common Stock in the aggregate, constituting approximately 81.8% of the class outstanding as of the date hereof, calculated as described in the preceding paragraph. In accordance with Rule 13d-3(d)(1)(i), the 57,753,188 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by the Reporting Person and the 119,118,544 shares of Class A Common Stock underlying the Common Units of MarketWise, LLC beneficially owned by Monument & Cathedral Holdings, LLC are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class beneficially owned by the group. The Reporting Person assumes no responsibility for the information contained in any such Schedule 13D filed by Monument & Cathedral Holdings, LLC and its affiliates. The Reporting Person expressly disclaims beneficial ownership of any securities owned or acquired by Monument & Cathedral Holdings, LLC and its affiliates.

(c) Other than as disclosed in Item 4 of this Amendment, the Reporting Person has not effected any transactions in the Class A Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Filing is amended and supplemented as follows:

The description of the Non-Binding Term Sheet in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Filing is amended and supplemented by the following:

Exhibit No.	Description
99.9	Non-Binding Term Sheet.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2024	/s/ Frank Porter Stansberry
Frank Porter Stansberry